

May 21, 2014

Via E-mail
Mr. James F. Westmoreland
Principal Executive Officer
Daybreak Oil and Gas, Inc.
601 W. Main Ave., Suite 1017
Spokane, WA 99201

      **Re: Daybreak Oil and Gas, Inc.
               Form 10-K for the Fiscal Year ended February 28, 2013
               Filed May 28, 2013
               File No. 000-50107**

Dear Mr. Westmoreland:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/ Karl Hiller

                                   Karl Hiller
                                   Branch Chief